BC FORM 51-102F3

Material Change Report

Item 1.   Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

February 24, 2011

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

February 24, 2011

The press release relating to this material change was distributed and filed by,

Marketnews Publishing, Inc. and Stockwatch on February 24, 2011.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced it received regulatory approval and closed the first tranche of a non-brokered  private  placement  of  up  to  4,000,000  common  shares  (the  "Units")  to  raise

up  to  $600,000  as  described  in  its  January  5,  2011  news  release.   Units  were  priced  at

$0.15 per Unit, with each Unit comprised of one common share and one non-transferable share purchase warrant.  Each one warrant shall entitle the holder thereof to acquire one additional  common  share  of  Reg,  from  treasury,  at  an  exercise  price  of  $0.20  per  share for a period of one year from the date the Units are issued.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 7h day of     March    , 2011.

REG TECHNOLOGIES INC.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.regtech.com

N E W S  R E L E A S E

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. CLOSES TRANCHE 1 OF PRIVATE

PLACEMENT

For  Immediate  Release:  February  24,  2011.   Vancouver,  BC  –  Reg  Technologies  Inc.  (TSX  Venture

Exchange: RRE.V, OTC BB: REGRF) is pleased to announce that it has received regulatory approval and closed  the  first  tranche  of  a  non-brokered  private  placement  of  up  to  4,000,000  common  shares  (the

"Units")  to  raise  up  to  $600,000  as  described  in  its  January  5,  2011  news  release.   Units  were  priced  at

$0.15 per Unit, with each Unit comprised of one common share and one non-transferable share purchase

warrant.   Each  one  warrant  shall  entitle  the  holder  thereof  to  acquire  one  additional  common  share  of

Reg,  from  treasury,  at  an  exercise  price  of  $0.20  per  share  for  a  period  of  one  year  from  the  date  the

Units are issued.

The  private  placement  is  being  closed  in  two  tranches,  with  the  first  tranche  of  1,994,333  Units  for  gross

proceeds  of  $299,150  having  closed  today.    The  second  tranche  is  anticipated  to  close  as  soon  as possible, but in any event not later than March 31, 2011.

In connection with the non-brokered private placement, Reg has paid finders' fees of $8,560 in cash.

All  securities  to  be  issued  will  be  subject  to  a  hold  period  expiring  on  June  25,  2011  in  accordance  with

the  rules  and  policies  of  the  TSX  Venture  Exchange  and  applicable  Canadian  securities  laws.    Other

further restrictions may apply under foreign securities laws.

Net  proceeds  of  approximately  $295,710  from  this  first  tranche  of  the  private  placement  will  be  used  for fabrication  and  testing  of  the  RadMax™  demonstration  model,  current  obligations,  accounts  payable,

including intercompany payables and general working capital purposes.

ABOUT REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an  improved  axial  vane type  rotary  engine  known  as  the  Rand  Cam™/RadMax™  rotary  technology  used  in  the  revolutionary design  of  lightweight  and  high  efficiency  engines,  compressors  and  pumps.  The  RadMax™  engine  has only  two  unique  moving  parts,  the  vanes  (up  to  12)  and  the  rotor,  compared  to  the  40  moving  parts  in  a

simple  four-cylinder  piston  engine.     This  innovative  design  makes  it  possible  to  produce  up  to  24

continuous  power  impulses  per  one  rotation  that  is  vibration-free  and  extremely  quiet.    The  RadMax™

engine  also  has  multi-fuel  capabilities  allowing  it  to  operate  on  fuels  including  gasoline,  natural  gas,

hydrogen, propane and diesel.  For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

"John Robertson"

John Robertson

President

Contact:    Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the  “Companies’”)

which   are   not   historical   facts   are   "forward-looking   statements"   that   involve   risks   and   uncertainties,   including   management's

assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of  which  are  beyond  the

Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and  developments  are likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking  statements  contained  in  this  press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including,  but  not  limited  to:  the  impact  of  competitive  products  and  pricing,  the  Companies'  dependence  on  third  parties  and licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the  Companies  or  develop or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to

the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays  resulting  from  or  inability  to  obtain  required regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic

conditions  in  Canada,  and  the  United  States,  industry  conditions,    increased  competition,  the  lack  of  availability  of  qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect

to   announced   transactions.   The   Companies’  actual   results,   performance   or   achievements   could   differ   materially   from  those

expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  Reg  Technologies’ financial  statements,

management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at

www.sedar.com,  and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s

Form  10-KSB  annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,

except as may be required by applicable securities laws.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.